July 2, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn:    Jan Woo

Re:	Dell Inc.

Form 10-K/A for the Fiscal Year Ended February 1, 2013

Filed June 3, 2013

File No. 000-17017

Ladies and Gentlemen:

Dell Inc. (“Dell” or the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing orally communicated to the Company on June 24, 2013. The Company has responded to both of the staff’s comments, which are set forth below in italicized text. The Company’s response to each staff comment is set forth in plain text immediately following the comment.

The Company has not amended the reviewed Form 10-K/A in connection with this supplemental submission. Because the Company does not propose any additional disclosure, it does not believe that any amendment to the reviewed Form 10-K/A is warranted.

Form 10-K/A for the Fiscal Year Ended February 1, 2013

1. Explain why the Company did not include as “All Other Compensation” in the Summary Compensation Table the amounts paid in connection with Michael Dell’s aircraft reimbursement.

The reimbursement payments to Mr. Dell were not included in the Summary Compensation Table because they were not compensatory.

Mr. Dell uses his own private aircraft to travel on Company business. In that circumstance, the Company reimburses Mr. Dell (or entities owned by Mr. Dell) the cost of his use of the aircraft, or pays a leasing agent to lease the aircraft for Mr. Dell’s use. The Company does not reimburse or pay for Mr. Dell’s use of his private aircraft for personal travel.

Because Mr. Dell’s business travel is directly and integrally related to his performance of his duties as Chairman and Chief Executive Officer of the Company, the Company’s payments relating to Mr. Dell’s use of his private aircraft are not a perquisite and are not otherwise compensation to him within the meaning of Item 402 of Regulation S-K. For that reason, the Company does not include the payments in the All Other Compensation column of the Summary Compensation Table. The Company’s payments relating to Mr. Dell’s use of his private aircraft for business purposes exceeded $120,000 in the Company’s most recent fiscal year, however, and therefore the payments were disclosed as a related person transaction under Item 404(a) of Regulation S-K. The Company’s disclosure is consistent with that of other companies that reimburse the cost of the chief executive officer’s use of personally owned aircraft for business travel. See, for example, the Form 10-K filed by J. Crew Group Inc. on March 20, 2013, the Form 10-K filed by Carlyle Group, LP on March 14, 2013, and the Form 10-K/A filed by Iconix Brand Group, Inc. on April 30, 2013.

2. The Staff is aware of a May 3 article discussing the sale of Dell computers to the Syrian Government. Please discuss this issue and address the extent to which the facts described in the article represent a liability under U.S. sanctions or export laws.

Dell does not conduct any business directly in any country identified as a state sponsor of terrorism, including Syria, unless under authority of a license or license exception from the U.S. Government and the governments of any other countries with jurisdiction, nor does Dell conduct business with, or provide financing to, the governments of any of those countries.

In addition, Dell does not authorize its resellers and distributors to make sales of Dell products to any end user in such countries and, in its reseller and distributor contracts, specifically notifies its authorized partners that the sale of any Dell products to or in restricted countries is prohibited by U.S. law. The Company’s standard contract includes the following relevant language:

“Distributor acknowledges that Products licensed or sold hereunder or in respect of which services (including Dell Branded Services) are provided, which may include software, technical data and technology, are subject to the export control laws and regulations of the USA, the European Union, the Territory in which Distributor operates and the territory from which they were supplied, and that Distributor will abide by such laws and regulations. Distributor confirms that it will not export, re-export or trans-ship the Products, directly or indirectly, either to (i) any countries that are subject to the USA’s or those other relevant territories’ export restrictions or any national thereof or (ii)

any end user who has been prohibited from participating in USA export transactions by any federal agency of the USA government, by the European Union, or by any other relevant territory. Distributor also confirms that the Products will not be sold, transferred or licensed to an end user whom Distributor knows or has reason to know will utilise the Products directly or indirectly in activities related to the proliferation of weapons or mass destruction, including without limitation, the design, development or use of chemical weapons, biological weapons, missiles or any nuclear activity. Distributor also confirms that it will not order Products from Dell that Distributor would be precluded from receiving under any and all applicable export restrictions.”

With respect to the matter referred to in the article identified by the staff, on May 3, 2013, Dell received an administrative subpoena from the U.S. Department of Commerce, Bureau of Industry and Security, seeking documents for sales, exports, and services for exports to BDL Gulf FZCO (“BDL”) located in Jebel Ali Free Zone in Dubai, UAE. BDL is a Dell distributor. Dell is cooperating with the investigation. Dell provided an initial response to the Commerce subpoena on May 31, 2013. Dell expects to provide additional information pursuant to the subpoena as the investigation proceeds.

On June 3, 2013, the Bureau of Industry and Security informed Dell that the matter had been referred to the Department of Justice. Dell has been in regular communication with the Assistant U.S. Attorney handling the matter and is cooperating with the investigation.

In parallel with the governmental inquiries referred to above, Dell is conducting an internal investigation into the foregoing matters with the assistance of outside counsel. Dell is reviewing documents, collecting information, and interviewing employees as part of its investigation.

Dell has a standard contract with distributors that prohibits resale of Dell products to any sanctioned country, as described above. Dell has a signed contract with BDL that contains this standard clause.

Dell has suspended doing business in the UAE with BDL pending the outcome of its internal investigation. Dell has two other distributors in the UAE, and its business with these distributors is continuing as normal.

Pending resolution of the foregoing governmental inquiries and internal investigation, Dell is unable to determine whether, or to what extent, it will be subject to any liability under U.S. sanctions or export laws.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number (512) 723- 0544.

Very truly yours,

/s/ Janet B. Wright
Janet B. Wright Vice President and Assistant Secretary